Exhibit 99.4
Articles of Association of Deutsche Bank Aktiengesellschaft
In conformity with the resolutions of the General Meeting on May  ~~26, 2009 and the resolution of the Supervisory Board on February 3, 2010~~ 27, 2010
Deutsche Bank

I.	General Provisions

§ 1
The stock corporation bears the name
Deutsche Bank
Aktiengesellschaft
It is domiciled in Frankfurt am Main.
§ 2

(1)	The object of the enterprise is the transaction of banking business of every kind, the provision of financial and other services, and the promotion of international economic relations. The Company may realize this object itself or through subsidiaries and affiliated companies.

(2)	To the extent permitted by law, the Company is entitled to transact all business and take all steps which appear likely to promote the object of the Company, in particular to acquire and dispose of real estate, to establish branches at home and abroad, to acquire, administer and dispose of participations in other enterprises, and to conclude enterprise agreements.

§ 3

(1)	The ~~Company’s~~Company’s notices shall be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

(2)	Information to the owners of admitted securities may also be communicated by way of data teletransmission.

II.	Share Capital and Shares

§ 4

(1)	The share capital is ~~EUR~~ € 1,589,399,078.40.

It is divided into 620,859,015 no par value shares.

(2)	The Company shall not obtain any lien pursuant to its General Business Conditions in respect of the shares it has issued except by special pledging agreements.

(3)	The Management Board is authorized to increase the share capital on or before April 30, 2012, with the consent of the Supervisory Board, once or more than once, by up to a total of ~~EUR~~€ 30,600,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full with the consent of the Supervisory Board if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price.

(4)	The Management Board is authorized to increase the share capital on or before April 30, 2013, with the consent of the Supervisory Board, once or more than once, by up to a total of €140,000,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board~~,~~ if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. The new shares may also be taken up by certain banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

(5)	The share capital is conditionally increased by up to €150,000,000 through the issue of up to 58,593,750 new registered no par value shares. The conditional capital increase ~~will~~can only be carried out in so far as
a)	the holders of conversion rights or warrants linked with participatory notes or convertible bonds or bonds with warrants~~,~~ to be issued on or before April 30, 2013, by Deutsche Bank Aktiengesellschaft or companies in which it has a direct or indirect majority shareholding~~,~~ make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2013, by Deutsche Bank Aktiengesellschaft or by companies in which it has a direct or indirect majority shareholding~~,~~ fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion or option rights or by the fulfilment of the obligation to convert.

(6)	The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of €128,~~880~~000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the Company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

(7)	The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of €176,640,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the Company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by certain banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

(8)	The Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of €314,880,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the Company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

(9)	The share capital is conditionally increased by up to €256,000,000 through the issue of up to 100,000,000 new registered no par value shares. The conditional capital increase ~~will~~can only be carried out in so far as
a)	the holders of conversion rights or warrants linked with participatory notes or convertible bonds or bonds with warrants~~,~~ to be issued on or before April 30, 2014, by the Company or its affiliated companies~~,~~ make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2014, by the Company or its affiliated companies, fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion or option rights or by the fulfilment of the obligation to convert. The Management Board is authorized to determine further details of the execution of the conditional capital increase.

(10)	The share capital is conditionally increased by up to €230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase can only be carried out in so far as
a)	the holders of conversion rights or option rights linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2015, by the Company or its affiliated companies make use of the conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2015, by the Company and/or its affiliated companies fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.

§ 5

(1)	The shares are registered shares. Shareholders must notify to the Company for registration in the share register in particular, where natural persons are concerned, their name, their address as well as their date of birth and, where legal persons are concerned, their style, their business address and their domicile, and in all cases the number of shares they hold. Electronic mail addresses and any changes to them should be added to facilitate communication.

(2)	If in the event of the capital being increased the resolution on the increase does not provide that the new shares are to be made out to bearer or registered in a name, they shall be registered in a name.

(3)	The form of the shares and dividend coupons and talons shall be determined by the Management Board in agreement with the Supervisory Board. The same shall apply to bonds and interest coupons. Global certificates may be issued. The claim of shareholders to have their shares and any dividend and renewal coupons issued in individual certificate form is excluded unless such issue is required by the rules in force at a stock exchange where the ~~Company’s~~Company’s shares are listed.

III.	The Management Board

§ 6

(1)	The Management Board shall consist of not less than three members.

(2)	The Supervisory Board shall appoint the members of the Management Board and determine their number. The Supervisory Board may appoint deputy members of the Management Board.

§ 7

(1)	The Company shall be legally represented by two members of the Management Board or by one member jointly with a holder of procuration (Prokurist).

(2)	The deputy members of the Management Board shall rank equally with full members in respect of powers of representation.

§ 8

For the purpose of closer contact and business consultation with trade and industry, the Management Board may form regional Advisory Boards and Regional Advisory Councils, lay down rules of procedure for their business and fix the remuneration of their members. The Supervisory Board shall be informed once a year of any changes in the membership of the Advisory Boards and the Regional Advisory Councils.

IV.	The Supervisory Board

§ 9

(1)	The Supervisory Board shall consist of 20 members. They are elected for the period until conclusion of the General Meeting which adopts the resolutions concerning the ratification of acts of management for the fourth financial year following the beginning of the term of office. Here, the financial year in which the term of office begins is not taken into account. For the election of shareholder representatives, the General Meeting may establish that the terms of office of up to five members may begin or end on differing dates.

(2)	In the election of ~~shareholders'~~shareholders’ representatives to the Supervisory Board and any substitute members, the Chairman of the General Meeting shall be entitled to take a vote on a list of election proposals submitted by management or shareholders. If substitute members are elected on a list, they shall replace ~~shareholders'~~shareholders’ representatives prematurely leaving the Supervisory Board in the order in which they were named, unless resolved otherwise at the vote.

(3)	If a Supervisory Board member is elected to replace a member leaving the Supervisory Board, the new ~~member’s~~member’s term of office shall run for the remainder of the replaced ~~member’s~~member’s term. In the event that a substitute member replaces the outgoing member, the substitute ~~member’s~~member’s term of office shall expire if a new vote to replace the outgoing member is taken at the next General Meeting or the next General Meeting but one, at the end of the said General Meeting, otherwise at the end of the outgoing ~~member’s~~member’s residual term of office.

(4)	Any member of the Supervisory Board may resign from office without being required to show cause subject to his giving one ~~month’s~~month’s notice by written declaration addressed to the Management Board.

§ 10

(1)	Following a General Meeting in which all members of the Supervisory Board to be elected by a General Meeting have been newly elected, a meeting of the Supervisory Board shall take place, for which no special invitation is required. At this meeting, the Supervisory Board under the chairmanship of its oldest member shall elect from among its members and for the duration of its term of office the Chairman of the Supervisory Board and his Deputy in accordance with § 27 of the German Co-determination Act~~.~~ (Mitbestimmungsgesetz). In the event of the Chairman of the Supervisory Board or his Deputy leaving before completion of his term of office, the Supervisory Board shall forthwith elect a substitute.

(2)	The Deputy of the Chairman of the Supervisory Board has the legal and statutory rights and duties of the Chairman only if the latter is unable to exercise them. §§ 29 (2) 3 and 31 (4) 3 of the Co-determination Act remain unaffected.

§ 11

(1)	Meetings of the Supervisory Board are convened by the Chairman or, if the latter is unable to do so, by his Deputy, whenever required by law or business.

(2)	The Supervisory Board shall be deemed to constitute a quorum if the members have been invited in writing or by cable under their last given address and not less than half the total members which it is required to comprise take part in the voting in person or by written vote. The chair shall be taken by the Chairman or his Deputy. The Chairman of the meeting shall decide the manner of voting.

(3)	Resolutions may also be taken without a meeting being called, by way of written, cabled or telephoned or electronic votes, if so ruled by the Chairman of the Supervisory Board or his Deputy. This also applies to second polls pursuant to §§ 29 (2) 1 and 31 (4) 1 of the Co-determination Act.

(4)	Resolutions of the Supervisory Board are taken with the simple majority of the votes unless otherwise provided by law. If there is equality of votes the Chairman shall have the casting vote pursuant to §§ 29 (2) and 31 (4) of the Co-determination Act; a second poll within the meaning of these provisions can be demanded by any member of the Supervisory Board.

(5)	If not all the members of the Supervisory Board are present at the voting and if absent members have not submitted written votes, the voting shall be postponed at the request of at least two members of the Supervisory Board who are present. In the event of such postponement, the new vote shall be taken at the next regular Supervisory Board meeting if no extraordinary meeting is called. At the new vote a further minority call for postponement is not permitted.

(6)	If the Chairman of the Supervisory Board is present at the meeting or if a member of the Supervisory Board is in possession of his written vote, ~~subpara.~~sub-paragraph 5 shall not apply if the same number of ~~shareholders’~~shareholders’ representatives and ~~employees’~~ employees’ representatives are personally present or participate in the voting by written vote, or if any inequality is balanced out by individual members of the Supervisory Board not participating in the voting.

§ 12

(1)	The Supervisory Board is authorized to appoint a Presiding Committee and one or several other Committees from among its members; § 27 (3) of the Co-determination Act remains unaffected. The functions and powers of the Committees and the relevant procedures to be adopted shall be determined by the Supervisory Board. To the extent permitted by law, the Supervisory ~~Board’s~~Board’s powers of decision may also be delegated to the Committees. For Committee resolutions, unless otherwise determined by mandatory legal regulations, § 11 (3) and (4) apply with the proviso that the decision of the Committee Chairman replaces that of the Supervisory Board Chairman; § 11 (5) and (6) do not apply.

(2)	Declarations of intention on the part of the Supervisory Board and its Committees shall be made in the name of the Supervisory Board by the Chairman or his Deputy.

§ 13

(1)	The approval of the Supervisory Board is required
a)	for the granting of general powers of attorney;

b)	for the acquisition and disposal of real estate in so far as the object involves more than 1% of the ~~Company’s~~Company’s liable capital and reserves pursuant to the German Banking Act~~;~~ (Kreditwesengesetz);

c)	for the granting of credits, including the acquisition of participations in other companies, for which approval of a credit ~~institution’s~~ institution’s Supervisory Board is required under the German Banking Act;

d)	for the acquisition and disposal of other participations, in so far as the object involves more than 2% of the ~~Company’s~~Company’s liable capital and reserves pursuant to the German Banking Act.

The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1% of the ~~Company’s~~Company’s liable capital and reserves.
(2)	The approvals under sub-paragraphs 1 b) and d) are also required if the transaction concerned is carried out in a dependent company.

(3)	The Supervisory Board may specify further transactions which require its approval.

§ 14

(1)	The members of the Supervisory Board receive for the first time for the 2007 financial year, in addition to reimbursement of their cash expenses and of turnover tax to be borne by them in connection with their work on the Supervisory Board, a fixed remuneration payable upon expiration of the financial year in the amount of ~~EUR~~€ 60,000 for each simple member. They also receive for the financial year ended a remuneration of ~~EUR~~€ 100 each for each ~~EUR~~€ 0.01 in dividend distributed in excess of ~~EUR~~€ 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to the ~~company’s~~Company’s long-term profit in the amount of ~~EUR~~€ 100 each for each ~~EUR~~€ 0.01 by which the average earnings per share (diluted) reported for the Group in the ~~company’s~~Company’s Financial Report in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years exceed the amount of ~~EUR~~€ 4.00. The Supervisory Board Chairman receives four times, his Deputy one and a half times the stated amounts.

(2)	The amounts pursuant to sub-paragraph (1) sentences 1, 2 and 3 increase by 100~~per cent.~~% for each membership in a Committee of the Supervisory Board. For the Chair of a Committee, the rate of increment is 200~~per cent.~~%. Sentences 1 and 2 do not apply to the Committee formed pursuant to § 27 (3) Co-determination Act. For the Chairman of the Supervisory Board, the remuneration for his entire work on the Supervisory Board amounts to a maximum of four times the total remuneration pursuant to sub-paragraph (1) sentences 1 to 3.

(3)	In addition, the members of the Supervisory Board receive a meeting fee of ~~EUR~~€ 1,000 for each meeting of the Supervisory Board and its Committees in which they take part.

(4)	Changes in the Supervisory Board and/or its Committees will be taken into account in the remuneration in proportion to the term of office, with periods being rounded up or down to full months.

(5)	In the interest of the ~~company~~Company, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by the ~~company~~Company. The corresponding premiums will be paid by the ~~company~~Company.

V.	General Meeting

§ 15
The General Meeting called to adopt the resolutions concerning the ratification of acts of management of the Management Board and the Supervisory Board, the appropriation of profits, the appointment of the annual auditor and, as the case may be, the establishment of the annual statement of accounts (Ordinary General Meeting) shall be held within the first eight months of each financial year.
§ 16

(1)	The General Meeting shall be called by the Management Board or the Supervisory Board to take place in Frankfurt (Main), Düsseldorf, or any other German city with over 500,000 inhabitants.

(2)	The General Meeting must be convened, in so far as no shorter period is admissible by law, at least thirty days before the day, by the end of which shareholders must give prior notice of their intention to take part; the day of convention and the last day of the period of notice (§ 17 (2) of the Articles of Association) are not counted here.

§ 17

(1)	Shareholders who are registered in the share register and who give prior notice in time for the meeting are entitled to take part in the General Meeting and to exercise their voting rights.

(2)	Notice must be received by the ~~company~~Company at the address specified in the notice of convention in written or electronic form at least five days before the meeting. The day of receipt is not to be counted in this.

(3)	Details regarding the giving of notice and the issue of admission cards must be given in the invitation.

(4)	The Management Board is authorized to provide for the possibility that shareholders may participate in the General Meeting without being present at its location and without an authorized representative and to exercise all or some of their rights fully or partially using electronic communication. In this context, the Management Board is also authorized to establish regulations on the scope and procedures for the participation and exercising of rights in accordance with sentence 1. Any use of these procedures and the regulations established for them are to be announced when convening the General Meeting.

(5)	The Management Board is authorized to provide for the possibility that shareholders may submit their votes without participating in the General Meeting in writing or using electronic communication (absentee voting). The Management Board is also authorized to establish regulations on the procedure in accordance with sentence 1. Any use of these procedures and the regulations established for them are to be announced when convening the General Meeting.
§ 18

(1)	Each no par value share carries one voting right.

(2)	In the event of shares not having been fully paid up, the voting right shall commence, in accordance with § 134 (2) sentence 3 and 5 of the German Stock Corporation Act (Aktiengesetz), when the minimum contribution required by law has been paid.

(3)	The voting right ~~may~~can be exercised by an authorized ~~persons. Powers of attorney which are not issued to another bank or an Association of Shareholders must be issued in writing using an electronic medium to be determined by the company.~~ representative (proxy). The ~~details concerning the issuance of an electronic~~issue of the power of attorney~~will be announced in~~, its cancellation and proof of the proxy authorization vis-à-vis the ~~notice convening~~Company are required in text form. This is without prejudice to § 135 Stock Corporation Act. In the ~~general meeting in~~ convocation of the ~~publications that carry the company’s official notices~~General Meeting, a simplification may be specified.

§ 19

(1)	The Chairman of the Supervisory Board chairs the General Meeting. If he is unable to do so, the General Meeting is chaired by a Supervisory Board member elected by the majority of the shareholder representatives on the Supervisory Board. In the event that none of these persons takes the chair, the Chairman shall be elected by the General Meeting under the direction of the oldest shareholder present.

(2)	The Chairman directs the proceedings and determines the sequence of speakers and the sequence in which the items on the agenda are dealt with. In the course of the General Meeting he may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers. The Management Board is authorized to determine whether and to what extent the General Meeting or parts of the General Meeting shall be transmitted via electronic media. The transmission may also take place in a form to which the public has unlimited access.

§ 20

(1)	The resolutions of the General Meeting may be taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise with mandatory effect.

(2)	The Chairman shall determine the form and further particulars of the voting. The voting result shall be obtained by ascertaining the “yes” and the “no” votes. The Chairman shall also determine the manner in which the votes are to be ascertained, e.g. by deducting the “yes” or “no” votes and the abstentions from the overall number of votes to which the voters are entitled.

(3)	The Supervisory Board shall be authorized to amend the Articles of Association in so far as such amendments merely relate to the wording.

VI.	Annual Statement of Accounts and Appropriation of Profits

§ 21
The financial year of the Company is the calendar year.
§ 22

(1)	The Management Board shall, within the first three months of each financial year, prepare the annual statement of accounts (balance sheet, profit and loss account, notes to the annual statement of accounts) and the management report for the preceding financial year, and submit them to the auditor.

(2)	The Supervisory Board shall submit its report to the Management Board within one month from the date of receipt of the statements which must be presented to it. If the report is not submitted to the Management Board within this period, the Management Board shall promptly specify an additional period of not more than one month within which the Supervisory Board must submit its report. If the report is not submitted to the Management Board prior to the expiration of such additional period of time either, the annual statement of accounts shall be deemed not to have been approved by the Supervisory Board.

§ 23

(1)	The distributable profit shall be distributed among the shareholders unless the General Meeting determines otherwise. The General Meeting may resolve a non-cash distribution instead of or in addition to a cash dividend.

(2)	In so far as the Company has issued participatory certificates and the respective conditions of participatory certificates accord the holders of the participatory certificates a claim to distribution from the distributable profit, the claim of the shareholders to this portion of the distributable profit is excluded (§ 58 (4) of the ~~Joint~~ Stock Corporation Act).

(3)	The dividends due to the shareholders are always distributed in proportion to the contribution made on their share in share capital and in proportion to the time which has elapsed since the date fixed for contribution.

(4)	In the event of new shares being issued, a different dividend entitlement may be established for such shares.

VII.	Formation of Deutsche Bank AG

§ 24
The Company was formed by the re-amalgamation of Norddeutsche Bank AG, Deutsche Bank AG West and Süddeutsche Bank AG, which had been founded in 1952 as successor institutions to the former Deutsche Bank, according to the Law on the Regional Scope of Credit Institutions (Gesetz über den Niederlassungsbereich von Kreditinstituten).
VIII.	Contribution and Acquisition Provisions contained in the Disincorporation Agreement of September 27, 1952

§ 25

(1)	Pursuant to § 3 of the Big Bank Law~~,~~ (Großbankengesetz), Deutsche Bank contributes to the successor institution, Süddeutsche Bank Aktiengesellschaft, the entire portion of its business which was previously transacted by Bayerische Creditbank, Südwestbank in Stuttgart and Mannheim, Oberrheinische Bank, Württembergische Vereinsbank, Hessische Bank and Rheinische Kreditbank in the Federal States (Länder) of Bayern, Baden/Württemberg (now Südweststaat), Rheinland-Pfalz and Hessen. The contribution includes all assets, including liabilities, acquired or created in the course of this business.

(2)	The assets include in particular:
a)	all real estate and similar rights located in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen and Rheinland-Pfalz,

b)	all mortgage rights (including pre-registrations) held for own account on real estate in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen and Rheinland-Pfalz,

c)	all claims and the related securities as well as all other rights and assets recorded in the previous ~~institutions’~~ institutions’ books as at December 31 ~~.12.~~, 1951,

d)	all rights arising from trusteeships, particularly from such as relate to bond issues where the borrower was domiciled, per December 31 ~~.12.~~, 1951, in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen or Rheinland-Pfalz,

e)	Deutsche ~~Banks’s~~Bank’s equalization claims, allocated in accordance with § 8 of the 2nd Conversion Law Implementing Order~~,~~ (Durchführungsverordnung zum Umstellungsgesetz), arising out of the contribution balance sheet per December 31 ~~.12.~~, 1951. Should these equalization claims be subsequently increased or reduced pursuant to a correction of the conversion account, this amendment will be credited or debited to the successor institution in so far as this institution has acquired the respective asset or liability in the conversion account.
(3)	The liabilities include in particular:
a)	all commitments recorded in the previous ~~institutions’~~institutions’ books per December 31 ~~.12.~~, 1951,

b)	all commitments resulting from the trusteeships mentioned under 2 (d),

c)	all foreign commitments resulting from § 6 (2) of the 35th Conversion Law Implementing Order, subject to the provision of § 7 (2) of the Big Bank Law,

d)	all pension liabilities towards entitled persons resident per December 31 ~~.12.~~, 1951 in the Federal States of Bayern, Baden/Württemberg (now Südweststaat), Hessen or Rheinland-Pfalz, subject to the provision that all expenses under this heading are to be shared between Süddeutsche Bank Aktiengesellschaft and its sister institutions, Norddeutsche Bank Aktiengesellschaft and Rheinische-Westfälische Bank Aktiengesellschaft, according to the formula used so far, i.e. on the basis of staff expenditure in the respective year. This does not include retirements from the previous institutions after December 31 ~~.12.~~, 1951, which must be borne by the institution concerned. Should the aforementioned pension liabilities be otherwise regulated following a change in the law in the Federal territory or in West Berlin or in the rest of Germany, the above regulation will cease to apply, with retroactive effect.
(4)	The contribution of assets and the acquisition of liabilities take place as at and with effect from January 1~~.1.~~, 1952, subject to the provision that the contributed business of the previous institutions shall be deemed to have been transacted from the said date for the account of the new successor institution. The basis for the contributed assets and acquired liabilities is the balance sheet per December 31 ~~.12.~~, 1951 appended to this document. The assets and liabilities shown in this balance sheet have been valued provisionally. The definitive contribution will be effected at the values established with legal validity in the balance sheet for tax purposes drawn up for Deutsche ~~Bank’s~~Bank’s business in the Federal territory per December 31 ~~.12.~~, 1951. If, as a result of the values established — whether by an increase in assets or a decrease in liabilities — the value of the assets should rise, then the incremental value — less a reasonable deduction on the assets side for depreciation in the interim period — must be added to the successor ~~institution’s~~institution’s legal reserve.
(5)	According to the balance sheet per December 31 ~~.12.~~, 1951, the value of contributed assets less acquired liabilities amounts to a total of DM 56,195,000.
Deutsche Bank guarantees that this value exists. As a set-off against this contribution, Süddeutsche Bank Aktiengesellschaft gives to Deutsche Bank shares in the nominal amount of DM 39,996,000. Pursuant to § 8 and § 9 of the Big Bank Law, these shares will be transferred to the Bank deutscher Länder as trustee for the shareholders of Deutsche Bank.